

June 26, 2012

<u>Via E-mail</u>
Mr. Michael C. Smiley
Chief Financial Officer
Zebra Technologies Corporation
475 Half Day Road, Suite 500
Lincolnshire, Illinois 60069

  Re: Zebra Technologies Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 23, 2012
     Form 10-Q for the Fiscal Quarter Ended March 31, 2012
     Filed May 2, 2012
     File No. 0-19406

Dear Mr. Smiley:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements, page F-8</u>

<u>Note 2 – Summary of Significant Accounting Policies, page F-8</u>

<u>Cash and Cash Equivalents, page F-8</u>

1. We noted disclosures herein that "Zebra considers highly liquid short-term investments with original maturities of <u>less than seven days</u> to be cash equivalents." Please tell us

how the referenced disclosures are consistent with the guidance at paragraph 230-10-20 of the FASB Accounting Standards Codification. Revise your future filing disclosures as necessary to comply with the referenced FASB guidance.

Note 22 – Quarterly Results of Operations (unaudited), page F-32

2.   We note the fluctuations in your effective tax rate for the quarterly periods of 2011 and 2010. Please tell us how you estimated your effective tax rate for each of your interim periods during fiscal 2010 and 2011. Specifically address the reasons for any items excluded from the estimated annual effective tax rate. Finally, provide us with references to the authoritative U.S. GAAP you considered as a basis for determining your interim tax rate estimates.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 7

Note 14 – Income Taxes, page 18

3.   Please tell us why the tax valuation allowance attributed to a subsequently disposed subsidiary has been included within your income taxes from continuing operations for the April 2, 2011 period presented.

4.   In future filings, please disclose your accounting policy for estimating your annual effective tax rate in interim periods.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief